Michael M. Stewart Direct Tel: (405) 235-7747 Direct Fax: (405) 272-5238	michael.stewart@crowedunlevy.com
October 29, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington D.C.  20549-3628

Re:	Harold's Stores, Inc., Commission File No. 001-10892; Definitive Proxy Material for 2007 Annual Meeting of Shareholders and Amendment No. 4 to Schedule 13E-3

Ladies and Gentlemen:

On behalf of Harold’s Stores, Inc. (the “Company”) enclosed for filing is the Definitive Proxy Statement (the “Proxy Statement”) for the Company's 2007 Annual Meeting of Shareholders along with Amendment No. 4 to the Schedule 13E-3 originally filed with the SEC on June 5, 2007.  Please note that pursuant to Item 13(b)(2) to Schedule 14A, the Proxy Statement incorporates information required by Item 13 by reference to the Company’s Form 10-K, as amended, for its fiscal year ending February 3, 2007 (“Form 10-K”), which has previously been filed with the SEC.  The Proxy Statement also incorporates by reference additional information contained in Part III of the Form 10-K.  In addition, the Proxy Statement incorporates by reference information from the Company’s Form 10-Q for the quarter ending August 4, 2007 (“Form 10-Q”), which has also been previously filed with the SEC.  As required by Item 13(b)(2) and Rule 14a-6, the Company is providing copies of the Form 10-K and Form 10-Q to its shareholders in connection with its release of the Proxy Statement.  In addition pursuant to Note D.4 of Schedule 14A, the Form 10-K and 10-Q have been appended to the Proxy Statement for electronic filing purposes.

Please feel free to contact me at (405) 235-7747 if you have any questions or need additional information.

Very truly yours, /s/ Michael M. Stewart Michael M. Stewart For the Firm
MMS/trr
cc: Jodi Taylor

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